SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108 (C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 8, 2006 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 8, 2006, the Company reported:

We address you on behalf of IRSA Inversiones y Representaciones Sociedad Anónima pursuant to Section 62 of the Regulations of said Stock Exchange in connection with the year ended June 30, 2005:

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2006 and 2005

1. Results for the period (Fiscal years ended June 30, 2006 and 2005)	In thousand of Ps.
	06/30/06	06/30/05
Ordinary	96,573	103,245
Extraordinary	—	—
Income for the year	96,573	103,245
2. Breakdown of Shareholders’ Equity

Subscribed capital	435,448	357,267
Treasury stock	—	—
Comprehensive capital adjustment	274,387	274,387
Comprehensive adjustment of treasury stock	—	—
Additional paid-in capital	659,911	676,171
Legal reserve	19,447	19,447
Retained earnings	96,573	(75,043)
Total Shareholders’ Equity	1,485,766	1,252,229

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the COMPANY is $435,448,510 – whose share structure is divided in 435,448,510 – nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote, which are not held by controlling shareholders or groups.-

The principal shareholder of the Company is Cresud S.A.C.I.F. y A. with 116,305,767 shares, which represent 26.7% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2006, deducting Cresud’s holding, the other shareholders hold 319,142,743 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote, which are not within the group of principal shareholders, which represent 73.7% of the issued and outstanding capital stock.-

It is worth remembering here that in November 2002, the company issued convertible Notes that also have an option to purchase additional shares. In case that all the holders convert their notes, the number of shares would increase to 486,777,156 shares, and in case that the holders also exercise their options, the number of shares would increase to 578,971,685. Considering its holding as of June 30, 2006, if Cresud S.A.C.I.F. y A. exercises the right to convert its IRSA notes as the rest of the holders, its holding would increase to 28.4%, namely 138,324,116 shares and if it exercises its options as the rest of the holders its holding would increase to 34.3%, namely 198,797,530 shares.

Below are the main results for the year:

•	Net income for fiscal year 2006 was Ps. 96.6 million. Operating income increased 43.5%, from Ps. 141.1 million in fiscal year 2005 to Ps. 202.4 million in 2006. The EBITDA was Ps. 270.8, 44.6% higher than last fiscal year.

•	Occupancy at our shopping centers reached 99.1%, while our tenants’ sales increased 33.9%. Operating income increased 37.0% in 2006, reaching Ps. 130.4 million.

•	Our subsidiary APSA subscribed an agreement (subject to a due diligence) to acquire Córdoba Shopping, the tenth Shopping Center of the Company. Located in Villa Cabrera neiborhood in Córdoba city, Córdoba Shopping is a 35,000 square meters mall, and has 160 commercial units, 12 movie lounges and parking space for 1,500 vehicles.

•	Average occupancy in A class office buildings has reached 94% as to the fiscal year-end. Incomes in this business segment increased 57.3%, reaching Ps. 30.6 million as to June 30, 2006.

•	During fiscal year, hotel industry continued consolidating its outstanding performance due to tourism and the recovery of the corporate segment. Average occumpancy in our hotels reached 78.7% and the operating result was increased 31.5% reaching Ps. 14.6 million in 2006. Activity’s great performance impelled us to start remodelation plans for 2 hotels in Buenos Aires and the expansion of Llao Llao Hotel, located in the argentine Patagonia, where we continue with the construction of 42 suites.

•	We continue to expand our real-state sale and development business. Regarding to our current principal on-going projects, “Torres Renoir”, located in Puerto Madero, with a 32% development construction status, is causing good expectations. In addition, “Proyecto Caballito”, a residential development that will consist of two 34 stories high towers construction was started. This project aims to a new target within housing demand business. Operating result of this business segment increased 112.7%, from Ps. 21.1 million on 2005 to Ps. 44.9 million this fiscal year.

•	On August, 2006, Fitch Argentina Calificadora de Riesgo S.A. improved our rates from BB+(arg) to BBB, surpassing argentine “Investment Grade”. In addition, Fitch Argentina Calificadora de Riesgo increased the rate of our shares to the highest rating scale. In order to achieve this rate, it was taken into consideration the low debt level in relation to the Company’s assets and our subsidiary APSA’s strength and growing capability to generate income.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2006